Exhibit 99.2

FORM OF LETTER TO NOMINEES

WILLIAMS INDUSTRIAL SERVICES GROUP INC.

Non-Transferable Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed
to Stockholders of Williams Industrial Services Group Inc.

, 2020

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by Williams Industrial Services Group Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering (the “Rights Offering”) by the Company to subscribe for and purchase shares of common stock, par value $0.01 per share (“Common Stock”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record (“Recordholders”) of shares of Common Stock of the Company at [ ]:[  ] [a./p.]m., New York City time, on [    ] [  ], 2020 (the “Record Date”).  The Rights and underlying shares of Common Stock are described in the Prospectus, dated [       ] [  ], 2020 (the “Prospectus”), a copy of which accompanies this letter.

The Company is offering an aggregate of up to [            ] shares of Common Stock in the Rights Offering, as described in the Prospectus, at a subscription price of $[     ] per whole share (the “Subscription Price”).

The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on [    ] [  ], 2020 (the “Expiration Date”), unless the Rights Offering is extended.

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock is entitled to one Right for each share of Common Stock owned by such beneficial owner on the Record Date, evidenced by a non-transferable subscription rights certificate (each, a “Rights Certificate”) registered in the Recordholder’s name or its nominee.  Each Right will allow the holder thereof to subscribe for [     ] of a share of Common Stock at the Subscription Price (each, a “Basic Subscription Right”).  For example, if a Recordholder owned 1,000 shares of Common Stock on the Record Date, the Recordholder would receive 1,000 Rights and would have the right to purchase [     ] shares of Common Stock at the Subscription Price (for a total payment of $[     ]).

Rights holders who exercise their Basic Subscription Rights in full may also subscribe for additional shares of Common Stock that remain unsubscribed at the Expiration Date as a result of unexercised Basic Subscription Rights at the same Subscription Price (up to a cap of 300% of the shares of Common Stock held on the Record Date) (the “Over-Subscription Privilege”). There is no minimum number of shares of Common Stock any stockholder must purchase. Any excess subscription payment received by Computershare Trust Company, N.A. (the “Subscription Agent”) will be returned as soon as practicable.

The Company will not issue fractional shares.  Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privilege will be rounded down to the nearest whole share, with such adjustments as may be necessary to ensure that the Company offers no more than [   ] shares of Common Stock in the Rights Offering.

Each Rights holder will be required to submit payment in full for all the shares they wish to buy with their Basic Subscription Rights and their Over-Subscription Privilege. Rights holders who wish to exercise their Over-Subscription Privilege must indicate the number of additional shares of Common Stock they would like to subscribe for in the space provided on the Rights Certificate. When submitting the Rights Certificate, Rights holders must also send the full purchase price for the number of additional shares of Common Stock that they have requested (in addition to the payment due for shares purchased through their Basic Subscription Rights). If an insufficient number of shares is available to fully satisfy all Over-Subscription Privilege requests, Rights holders who exercise their Over-Subscription Privilege will receive the available shares pro rata based on the number of shares each Rights holder has subscribed for under the Over-Subscription Privilege. To the extent you properly exercise your Over-Subscription Privilege for a number of shares that exceeds the number of unsubscribed shares of Common Stock available to you, any excess subscription payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or deduction.

The Company is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of shares of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.  In addition, the Company is asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

If you exercise Rights on behalf of beneficial owners, you will be required to certify to the Company and the Subscription Agent, in connection with such exercise, as to the aggregate number of Rights that have been exercised pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, and whether the subscription rights of each beneficial owner of Rights on whose behalf you are acting has been exercised in full.

We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:

1.                                      Prospectus;

2.                                      Rights Certificate;

3.                                      Instructions as to Use of Williams Industrial Services Group Inc. Rights Certificates; and

4.                                      A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee.

Your prompt action is requested.  To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it to the Subscription Agent, with (i) payment in full of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Rights to the Subscription Agent, as indicated in the Prospectus, and (ii) payment in full of the Subscription Price for each additional share of Common Stock to be acquired pursuant to the Over-Subscription Privilege.  The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any uncertified checks, prior to 5:00 p.m., New York City time, on the Expiration Date.

All exercises of Rights are irrevocable.

Additional copies of the enclosed materials may be obtained from Georgeson LLC, the information agent in connection with the Rights Offering.  You may contact them directly with any questions or comments toll-free at (888) 666-2580.

Very truly yours,

Williams Industrial Services Group Inc.